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MAR 01 2022

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SEC FILE NUMBER
8-47758

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mid Atlantic Clearing & Settlement Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph F. Banco	412-391-7077	jbanco@macg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

	00248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mid Atlantic Clearing & Settlement Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Jean Sesler, Notary Public
Allegheny County
My commission expires November 12, 2024
Commission number 1118963
Member, Pennsylvania Association of Notaries

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (separate compliance report issued)
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
(A Wholly Owned Subsidiary of Mid Atlantic Trust Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Mid Atlantic Clearing & Settlement Corporation

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial condition of Mid Atlantic Clearing & Settlement Corporation (the "Company"), a wholly owned subsidiary of Mid Atlantic Trust Company as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Correction of a material misstatement

As discussed in Notes 2 and 8 to the financial statements, the 2021 opening retained earnings has been restated to correct a misstatement in the 2020 financial statements.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 25, 2022

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and Cash Equivalents	$ 1,275,477
Cash Segregated Under Federal and Other Regulations	1,173,929
Related Party Receivable	384,998
Deposits with Clearing Organizations	20,000
Prepaid and Other Assets	27,347
State Income Tax Receivable	3,591
Total Assets	$ 2,885,342
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 470,171
Related Party Payable	294,454
Payable to Customers	1,113,929
	1,878,554
Stockholder's Equity	
Common Stock; $0.01 Par Value; 1,000 Shares Authorized, Issued, and Outstanding	10
Additional Paid-In Capital	461,362
Retained Earnings	545,416
Total Stockholder's Equity	1,006,788
Total Liabilities and Stockholder's Equity	$ 2,885,342

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

Mid Atlantic Clearing & Settlement Corporation was incorporated under the laws of the State of Delaware in September 1994 under the name Life Cycle Mutual Fund Distributors. On July 11, 2017, the Company changed its name to Mid Atlantic Clearing & Settlement Corporation ("MACSC", the "Company").

The Company's former parent, Fiscus Financial, LLC ("Fiscus"), sold the Company on June 29, 2017 to Mid Atlantic Trust Company through a Stock Purchase Agreement. Currently, the Company is a wholly owned subsidiary of Mid Atlantic Trust Company (the "Parent"), a South Dakota corporation. The ultimate Parent is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. ("MACG"), a Delaware corporation.

The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. The Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Restatement of Previously Issued Financial Statements

On July 1, 2020, the Company began clearing and settlement services of institutional mutual fund transactions for a company under common ownership. At this time, the Company did not allocate certain expenses related to bank fees associated with these transactions to the Company. In 2021, the Company determined that these fees and related tax effect were incurred by the Company during 2020 and should have been recognized in 2020.

In the opinion of management, the error is material and ending equity for the year ended December 31, 2020 has been restated. See Note 7 for additional information.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual balances could differ from those estimates.

Securities Transactions and Revenue from Customer Securities Transactions

The Company accounts for credit losses on financial assets measured at amortized cost basis and off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company adopted the standard effective January 1, 2020.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions and Revenue from Customer Securities Transactions (Continued)

Management has concluded that adoption of this guidance did not have a material impact on the Company's financial statement.

Accounts Receivable

The Company's customer is a company under common ownership. At December 31, 2021, the Company had a receivable balance from this related party of $370,821, which is included under the caption "Related Party Receivable" in the accompanying statement of financial condition. The Company provides an allowance for doubtful accounts. At December 31, 2021, in the opinion of management no allowance was deemed necessary.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains bank accounts at several financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year, the Company's cash balances may have exceeded FDIC limits. The Company has not experienced any losses in these accounts during the year ended December 31, 2021.

The Company is a mutual fund self-clearing broker-dealer and member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents cash held in special reserve accounts for the benefit of the customers. These cannot be used in the ordinary operations of the business.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of EdgeCo Holdings, Inc. Income taxes are determined by the Company on a separate company basis as if the Company had filed separate returns. Certain states may require the company to file its own separate returns. The tax provision (or benefit) allocated to the Company under the separate company basis is included in the Related Party Payable line in the statement of financial condition.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with Accounting Standards Update (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the consolidated financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

COVID-19

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The Company evaluated the impacts of Covid on its business thus far and determined the impacts to net income have been minimal. Any changes in revenue and expenses were due to changes in business operations that were unrelated to Covid.

The Company will continue to monitor the evolving COVID-19 pandemic and any potential long-term impacts of continued economic and market volatility.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2021 and through the date the financial statements were issued.

3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $738,861 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. In addition, cash of $435,068 has been restricted by management for future transfer to the reserve bank accounts.

4 – BORROWED FUNDS

The Company had bank commitments of $15 million at December 31, 2021 on a revolving line of credit, of which $10 million is restricted for use in the processing of mutual fund trade settlement. The agreement contains provisions for interest at the 30 day LIBOR rate (0.50% at December 31, 2021) plus 2.25%. The line of credit agreement is subject to periodic renewal and is due to expire in December 2022. There was no outstanding balance on the revolving line of credit at December 31, 2021. The Company is required to meet certain minimum financial covenants under the terms of the line of credit. The Company was in compliance with all financial covenants for the year ended December 31, 2021.

5 – RELATED PARTY TRANSACTIONS

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. These fees represent trade execution, cash processing and charges for mutual fund fee collection, based on a contractual fee schedule between the entities. Fees receivable from this related party at December 31, 2021 were approximately $370,000. This balance is included under the caption "Related Party Receivable" in the accompanying statement of financial condition.

Overhead and Other Costs

A portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $1.3 million in 2021.

On occasion, the Company receives from and/or advances funds to its Parent. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2021, the Company had a payable due to its Parent in the approximate amount of $135,000, which is included under the caption "Related Party Payable" in the accompanying statement of financial condition.

6 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2021, the Company's net capital under the uniform net capital rule was approximately $976,000, which exceeded the minimum capital requirements by approximately $726,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was 1.93 to 1.

7 – RESTATEMENT OF FINANCIAL RESULTS

Management has determined that the allocation of certain expenses in previously issued financial statements was inappropriate, resulting in a decrease to the Company's opening equity to reflect the impact of the expenses in the amount of $143,622 relating to the prior year.

The effect of the restatement on the Company's Statement of Financial Condition as of December 31, 2020 is as follows:

	As Previously Reported	As Restated	Restatement
State Income Tax Payable	$ 4,394	$ 2,294	$ (2,100)
Related Party Payable	630,372	776,094	145,722

8 – INCOME TAXES

The Company is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2021.

For the year ended December 31, 2021, income tax payable (benefit) consisted of the following:

	Current	Deferred	Total
U.S Federal	$ -	$ -	$ -
State	(3,591)	-	(3,591)
	$ (3,591)	$ -	$ (3,591)

The tax-related balance due from the Parent as of December 31, 2021 is $14,972.